ALLIED GOLD LIMITED

ACN 104 855 067

NOTICE OF GENERAL MEETING

TIME: 10.00 am (EST)

DATE: 17 December 2009

PLACE: Stamford Lounge Room, Level 3
Stamford Plaza Brisbane Hotel
Cnr Edward & Margaret Streets, Brisbane, QLD 4000

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 9276 4604.

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

A General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 10.00 am (EST) on 17 December 2009 at:

Stamford Lounge Room, Level 3
Stamford Plaza Brisbane Hotel
Cnr Edward & Margaret Streets, Brisbane, QLD 4000

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

(a) hand to Computershare Investor Services Pty Ltd, Level 2, 45 St Georges Terrace, Perth WA 6000; or

(b) post to Computershare Investor Services Pty Ltd, GPO Box 242 Melbourne Victoria 3001 Australia; or

(c) facsimile to Computershare Investor Services Pty Ltd on facsimile number 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia),

so that it is received not later than 10.00 am (EST) on 15 December 2009.

Proxy Forms received later than this time will be invalid.

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders will be held at 10.00 am (EST) on 17 December 2009 at Stamford Lounge Room, Level 3 Stamford Plaza Brisbane Hotel, Cnr Edward & Margaret Streets, Brisbane, QLD 4000.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company at 5.00 pm (EST) on 15 December 2009.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

ORDINARY BUSINESS

1. RESOLUTION 1 – PLACEMENT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purpose of ASX Listing Rule 7.1 and for all other purposes, approval is given for the Directors to allot and issue Shares raising a total of up to $200,000,000 on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DATED: 16 NOVEMBER 2009

BY ORDER OF THE BOARD



PETER TORRE
COMPANY SECRETARY
ALLIED GOLD LIMITED

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders in connection with the business to be conducted at the General Meeting to be held at 10.00 am (EST) on 17 December 2009 at The Stamford Lounge Room, Level 3 Stamford Plaza Brisbane Hotel, Cnr Edward & Margaret Streets, Brisbane, QLD 4000.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolution in the Notice of Meeting.

1. RESOLUTION 1 – PLACEMENT

1.1 General

Resolution 1 seeks Shareholder approval for the allotment and issue of Shares raising a total of up to $200,000,000 (**Placement**).

The Company has engaged the services of an international syndicate of brokers to assist with the Placement. The Company will pay each of these parties a commission of approximately 6% of the total funds raised.

None of the subscribers pursuant to this issue will be related parties of the Company.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue more equity securities during any 12 month period than that amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

The effect of Resolution 1 will be to allow the Directors to issue the Shares pursuant to the Placement during the period of 3 months after the General Meeting (or a longer period, if allowed by ASX), without using the Company's 15% annual placement capacity.

1.2 Technical information required by ASX Listing Rule 7.1

Pursuant to and in accordance with ASX Listing Rule 7.3, the following information is provided in relation to the Placement:

(a) the maximum number of Shares to be issued is up to that number of Shares which, when multiplied by the issue price, equals $200,000,000;

The following is a worked example of the number of Shares that may be issued under Resolution 1:

- The average market price for Shares calculated over the 5 trading days up to and including 11 November 2009 was 44.4 cents.
- The lowest issue price (i.e. maximum discount) of not less than 80% of this average market price would be 36 cents per Share.
- At this issue price the Company could issue up to 555,555,555 Shares.

As at 11 November 2009, the number of Shares on issue was 527,233,187. A further 56,177,042 Shares may be issued as consideration for the off-market bid for all the fully paid ordinary shares in the capital of Australian Solomon Gold Limited (ACN 109 492 373) (**ASG**).

Assuming the Company acquires 100% of the ordinary shares of ASG, no other Shares are issued or Options exercised and the maximum number of Shares as set out in the worked example above were issued, the number of Shares on issue would increase from 583,410,229 to 1,138,965,784 and the shareholding of existing Shareholders would be diluted by 48.7%.

The Company notes that the above workings are an example only and the actual issue price may differ. This will result in the maximum number of Shares to be issued and the dilution percentage to also differ.

(b) the Shares will be issued no later than 3 months after the date of the General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and it is intended that allotment will occur on the same date;

(c) the issue price will be not less than 80% of the average market price for Shares calculated over the 5 days on which sales in the Shares are recorded before the day on which the issue is made or, if there is a prospectus, over the last 5 days on which sales in the securities were recorded before the date the prospectus is signed;

(d) the Shares will be issued to clients of the international syndicate of brokers, none of whom will be a related party of the Company.

(e) the Shares issued will be fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares; and

(f) the Company intends to use the funds raised from the Placement towards:

- expenses of the Placement;
- development of the Simberi Oxide Expansion and other debottlenecking initiatives;
- development of the Gold Ridge Project in the Solomon Islands.

2. ENQUIRIES

Shareholders are requested to contact Peter Torre, Company Secretary on (+ 61 8) 9276 4604 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

ASX means ASX Limited.

ASX Listing Rules means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Company means Allied Gold Limited (ACN 104 855 067).

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

General Meeting or **Meeting** means the meeting convened by the Notice of Meeting.

Notice of Meeting or **Notice of General Meeting** means this notice of general meeting including the Explanatory Statement.

Option means an option to acquire a Share.

Resolution means the resolution set out in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

EST means Eastern Standard Time as observed in Perth, Western Australia.